SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14251

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAP America, Inc. 401(k) Plan

SAP America, Inc.

3999 West Chester Pike

Newtown Square, PA 19073

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAP SE

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

Exhibit Index appears on page II-2

SAP AMERICA, INC.

401(k)  PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits, December 31, 2017 and 2016	2

Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2017 and 2016	3

Notes to Financial Statements	4

Schedule

1 Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2017	11

Exhibits:

Exhibit 23.1

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Plan Participants and the Plan Administrator

SAP America, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SAP America, Inc. 401(k) Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2015.

/s/ Kreisher Miller

Horsham, Pennsylvania

June 19, 2018

SAP AMERICA, INC.

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Assets:
Investments, at fair value	$4,254,232,807	$3,486,127,308
Receivables:
Notes receivable from participants	29,731,124	27,580,395
Employer contributions	14,406,187	12,805,348
Participant contributions	3,860,905	3,448,144

Total receivables	47,998,216	43,833,887

Net assets available for benefits	$4,302,231,023	$3,529,961,195

See accompanying notes to financial statements.

SAP AMERICA, INC.

401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2017 and 2016

	2017	2016
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$488,588,659	$192,173,888
Interest and dividend income	143,405,887	94,932,550

Total investment income	631,994,546	287,106,438

Interest income notes receivable from participants	1,192,500	1,092,921
Contributions:
Employer	85,484,295	78,435,292
Participant	182,516,628	164,849,624
Rollovers	35,968,984	22,842,280

Total contributions	303,969,907	266,127,196

Total additions	937,156,953	554,326,555

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	163,177,351	164,253,080
Administrative expenses	1,709,774	1,525,389

Total deductions	164,887,125	165,778,469

Net increase	772,269,828	388,548,086
Net assets available for benefits:
Beginning of year	3,529,961,195	3,141,413,109

End of year	$4,302,231,023	$3,529,961,195

See accompanying notes to financial statements.

SAP AMERICA, INC.

401(k) PLAN

Notes to Financial Statements

(1) Description of Plan

The following description of SAP America, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of SAP America, Inc., SAP International, Inc., SAP Labs, LLC, SAP Public Services, Inc., SAP Global Marketing, Inc., SAP National Security Services, Inc., TomorrowNow, Inc., SAP Industries, Inc., Sybase, Inc., Ariba, Inc., SuccessFactors, Inc., and Hybris (U.S.) Corporation (collectively, the Company or the Companies). There are no minimum age or service requirements for employees to become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is also subject to certain provisions of the Internal Revenue Code of 1986 (the Code). The Companies are subsidiaries of SAP SE (the Parent Company or SAP).

Contributions

Participants may contribute, on a pre-tax basis, a portion of their eligible annual compensation, as defined by the Plan, not to exceed $18,000 for 2017 and 2016. The Plan limits eligible compensation to the amount prescribed by Section 401(a)(17) of the Code for purposes of compensation reduction contributions and limits the amount of annual additions to the amount prescribed by Section 415(c) of the Code. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 17 registered investment companies, one money market fund, the Parent Company’s ADR Stock Fund and 16 common collective trusts as investment options for participants. A self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan. During 2017 and 2016, the Company matched 75% of the first 6% of eligible compensation that a participant contributes to the Plan. For purposes of employer matching and employer discretionary contributions, the Company limited the eligible compensation to $270,000 in 2017 and $265,000 in 2016. Employees are permitted to make pre-tax and after-tax contributions of up to 25% of compensation. Participants are permitted to make different contribution elections for (a) compensation consisting of bonuses and commissions, and (b) all other wages. The matching employer contribution is invested as directed by the participant and paid on a quarterly basis.

The Company provides additional employer contributions for certain employees who were participants of the Company’s former pension plan. The additional employer contribution percentage ranges from 1% to 3% of eligible compensation based on the employee’s age and years of service as of December 31, 2008. The contributions are subject to annual Internal Revenue Service (IRS) compensation and contribution limits. The additional contributions for eligible participants will cease after 2018.

Additional employer discretionary contributions may be contributed at the option of the Company and are invested as directed by the participant. Employer discretionary contributions were not made in 2017 or 2016. The employer discretionary contributions are allocated to participants who, with respect to the plan year for which a contribution is made, are employed by the Company on the last day of the plan year, have worked 1,000 hours in that year, and have elected a deferral contribution. The employer discretionary contributions are allocated as an additional matching contribution.

(Continued)

The applicable dollar limits on pre-tax contributions allow individuals who have reached age 50 by the end of the plan year, and who can no longer make additional pre-tax contributions because of limitations imposed by the Code or the Plan, to make additional “catch-up contributions” for that year. Eligible individuals may make “catch-up contributions” up to the lesser of (a) the individual’s compensation for the year less any other deferrals, or (b) $6,000 for 2017 and 2016.

In 2017, assets of $2,136,149 were transferred into the Plan from retirement plans of acquired companies merged into the parent. These transfers are included in Rollovers on the Statements of Changes in Net Assets Available for Benefits.

Participant Accounts

All employer and employee contributions made to the Plan on behalf of a participant are credited to the account established in that participant’s name. As of each valuation date, each participant’s account, after considering any contributions made on behalf of that participant and allocated to their account, is credited with earnings/losses attributable to the participant’s chosen investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts credited to the participant’s account are invested as directed by the participant. All dividends, capital gain distributions, and other earnings received on investment options are specifically credited to a participant’s account and are immediately used to invest in additional shares of those investment options. Participant recordkeeping and administrative expenses are deducted directly from participant investment accounts.

Vesting

Participants are vested immediately in their contributions plus actual earnings/losses thereon. Vesting in the employer contribution to their accounts is based on years of service as defined in the Plan. A participant is 50% vested after two years of service and 100% vested after three years of service.

Forfeitures

Forfeitures are first applied to pay administrative expenses (in lieu of allocation to participant accounts) and then to offset required employer contributions. For the years ended December 31, 2017 and 2016, forfeitures of $1,064,988 and $700,150, respectively, were used to pay administrative expenses (in lieu of allocation to participant accounts) and/or to offset required employer contributions. At December 31, 2017 and 2016, forfeited non-vested accounts totaled $723,076 and $701,262, respectively.

Notes Receivable from Participants

Participants may borrow up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The majority of the Plan’s outstanding notes receivable from participants are secured by the vested balance in each participant’s account with original terms of up to 60 months; however, a longer term may be permitted in accordance with the Plan document. The notes receivable from participants bear interest at rates, which are based upon the prevailing commercial lending rates charged by professional lenders for similarly secured personal loans. The rate currently set by the Plan Administrator is the prime interest rate plus 1% and is adjusted for new loans weekly. During the term of the loan, the rate is fixed. A maximum of two notes receivable with outstanding balances is permitted at any time for each participant. Principal and interest is paid through payroll deductions. As of December 31, 2017, the interest rates on participant notes range from 4.25% to 9.25%.

(Continued)

Payment of Benefits

Upon termination of employment, a participant may elect to receive a distribution equal to the value of the participant’s vested interest in their account in the form of a lump-sum amount, agreed upon installments, or a life annuity with or without a survivor option. Employees (other than 5% owners) who attain the age of 70 1⁄2 years will not be required to commence minimum distributions until they terminate employment. Employees may elect withdrawals during employment subject to the terms described in the Plan document.

Plan Amendment

In 2017, the Plan was amended, effective January 1, 2018, to allow participants to elect Roth type tax treatment for a portion or all of their retirement plan contributions. The amendment also removed the compensation limit for purposes of calculating the employer match. All other limitations as provided by the Code remain in place.

(2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Certain 2016 amounts have been reclassified for comparability with the 2017 presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares in the SAP ADR Stock Fund and the Vanguard Common Collective trusts are valued based on their underlying securities.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from a participant are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

(3) Fair Value Measurements

Fair value (as described in FASB ASC Topic 820) is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Topic 820 establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

(Continued)

Valuation Hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include registered investment companies (mutual funds), money market funds, common stocks and brokerage option.

Level 2	Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include items that are traded less frequently than exchange traded securities and whose model inputs are observable in the markets or can be corroborated by market observable data. Examples in this category are common collective trust funds.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances. The Plan has no Level 3 investments.

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Registered Investment Companies: Mutual funds and Money Market funds are valued at the net asset value (NAV) on a market exchange. Each fund’s NAV is calculated as of the close of business of the New York Stock Exchange and National Association of Securities Dealers Automated Quotations. The funds are open-ended and trade in accordance with Securities and Exchange requirements at a quoted market price.

SAP ADR Stock Fund: The stock fund includes the Parent Company’s common stock and is valued at the closing price reported in the active market in which the individual securities are traded.

Vanguard Brokerage Option: Equities are valued at last quoted sales price as of the close of business.

Common Collective Trust Funds: These investments are public investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments, which are traded on an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

The following table summarizes, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2017. As required by FASB ASC Topic 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value measurements using input levels
	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,392,135,913	$—	$—	$2,392,135,913
Money Market Fund	1,269,352	—	—	1,269,352
SAP ADR Stock Fund	59,641,559	—	—	59,641,559
Vanguard Brokerage Option	36,916,935	—	—	36,916,935
Common Collective Trust Funds	—	1,551,854,163	—	1,551,854,163

Total investments measured at fair value	$2,489,963,759	$1,551,854,163	$—	4,041,817,922

Common Collective Trust Funds measured at net asset value*				212,414,885

Total investments				$4,254,232,807

The following table summarizes, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2016. As required by FASB ASC Topic 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value measurements using input levels
	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,558,023,070	$—	$—	$2,558,023,070
Money Market Fund	1,220,473	—	—	1,220,473
SAP ADR Stock Fund	46,154,759	—	—	46,154,759
Vanguard Brokerage Option	30,646,511	—	—	30,646,511
Common Collective Trust Funds	—	630,201,783	—	630,201,783

Total investments measured at fair value	$2,636,044,813	$630,201,783	$—	3,266,246,596

Common Collective Trust Funds measured at net asset value*				219,880,712

Total investments				$3,486,127,308

*	Certain investments that are measured at fair value using the net asset value (NAV) per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

During 2017, investment values of the Vanguard Institutional Index Mutual Fund totaling $514,461,679 were transferred to the Vanguard Institutional 500 Index Trust Fund and investment values of the Total Bond Market Index Mutual Fund of $187,699,352 were transferred to the Vanguard Institutional Total Bond Market Index Trust as investment balances and investment options for Plan participants. There were no significant transfers among investment levels during the year ended December 31, 2016.

(Continued)

(4) Investments in Vanguard Retirement Savings Trust (VRST)

The Plan holds an investment in a collective trust, specifically the VRST that invests in a combination of synthetic contracts (backed primarily by Vanguard bond trust funds), traditional insurance, bank contracts and contracts that are backed by bond funds and trusts. The issuers’ ability to meet these obligations may be affected by economic developments in their respective companies and industries. The VRST seeks stable returns comparable to those of short-term fixed income securities. The average maturity range of investments in the trust is 2 to 4 years.

Distributions of net investment income to unit holders are declared and accrued daily. Withdrawals may be made for the primary purposes of funding an authorized distribution, withdrawal, or loan disbursement. Certain withdrawals may be subject to market value adjustments calculated in accordance with the provisions of the investment contracts. There are no unfunded commitments.

(5) Related-Party Transactions

Certain Plan investments are shares of mutual funds, stocks or common collective trust funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan (Plan Trustee) and, therefore, these transactions qualify as party-in-interest transactions. All fees for the investment management services are paid by the Company. The Company may be reimbursed for reasonable Plan expenses paid by the Company on behalf of the Plan, provided the Company advises the Plan Trustee of the liability owed to the Company. Additionally, participants can invest in the Parent Company’s ADR Stock Fund. The Parent Company is a related party.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

(7) Tax Status

On March 13, 2018, the IRS issued a determination letter to the Company indicating that the Plan, as amended and restated as of January 1, 2006 including amendments adopted through January 30, 2017 was in compliance with the applicable provisions of the Code and the regulations thereunder. The Plan has been further amended since January 30, 2017; however, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with applicable provisions of the Code and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(8) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(Continued)

(9) Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$4,302,231,023	$3,529,961,195
Adjustment for employer match receivable recorded in financial statements	—	(899,369)

Net assets available for benefits per the Form 5500	$4,302,231,023	$3,529,061,826

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500.

For the year ended December 31,
2017
Net increase in assets available for benefits per the financial statements	$772,269,828
Adjustment for employer match receivable recorded in financial statements	899,369
Transfers to the Plan from retirement plans of acquired companies merged into the parent	(2,136,149)

Net income per the Form 5500	$771,033,048

(10) Subsequent Events

The Plan has evaluated subsequent events through June 19, 2018, the date the financial statements were available to be issued.

Schedule 1

SAP AMERICA, INC.

401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party		Description of investment and notes receivable	Current value
(*)	Vanguard Funds:
	Wellington	Registered investment company	$1,192,817,290
	Strategic Equity	Registered investment company	184,251,095
	Windsor II	Registered investment company	148,883,669
	International Growth	Registered investment company	181,929,110
	Total International Stock Index	Registered investment company	180,207,232
	Explorer	Registered investment company	110,742,731
	Global Equity	Registered investment company	118,066,927
	Extended Market Index	Registered investment company	112,202,941
	Emerging Markets Stock Index	Registered investment company	36,252,173
	Small-Cap Index	Registered investment company	32,861,588
	PIMCO Income Fund	Registered investment company	34,969,992
	Wells Fargo Advantage Special Mid Cap Value	Registered investment company	11,277,945
	Metropolitan West Total Return Bond	Registered investment company	10,864,448
	Federated Inst. High Yield Bond	Registered investment company	12,435,106
	TARGET Small Capitalization Value	Registered investment company	8,807,172
	Templeton Global Bond	Registered investment company	5,872,963
	Hartford US Small/Mid-Cap Opportunities Fund Class Y	Registered investment company	9,693,529
(*)	Vanguard Trusts:
	Target Retirement 2035	Common collective trust	133,803,561
	Target Retirement 2030	Common collective trust	125,988,199
	Target Retirement 2025	Common collective trust	99,894,231
	Target Retirement 2040	Common collective trust	80,423,844
	Target Retirement 2020	Common collective trust	61,013,626
	Target Retirement 2045	Common collective trust	45,285,645
	Target Retirement 2050	Common collective trust	25,174,014
	Target Retirement 2015	Common collective trust	18,053,613
	Target Retirement Income	Common collective trust	17,346,120
	Target Retirement 2055	Common collective trust	9,562,458
	Target Retirement 2060	Common collective trust	5,168,137
	Target Retirement 2065	Common collective trust	98,172
(*)	Vanguard Institutional 500 Index Trust	Common collective trust	527,554,994
	TRP Blue Chip Growth T2	Common collective trust	202,487,866
(*)	Vanguard Institutional Total Bond Market Index Trust	Common collective trust	199,999,681
(*)	Vanguard Retirement Savings Trust	Common collective trust	212,414,885
(*)	Vanguard Brokerage Option	Vanguard brokerage option	36,916,935
(*)	Vanguard Prime Money Market Fund	Interest-bearing cash account	1,269,352
(*)	SAP ADR Stock Fund	American depository receipts	59,641,559

	Total Investments at fair value		4,254,232,807
(*)(**)	Notes receivable from participants	Notes receivable bearing interest at rates ranging from 4.25% to 9.25% due through the year 2028	29,731,124

			$4,283,963,931

(*)	Denotes party-in-interest.
(**)	Current value represents unpaid principal balance plus any accrued but unpaid interest.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this Annual Report to be signed on the SAP America, Inc. 401(k) Plan’s behalf by the undersigned hereunto duly authorized.

SAP America, Inc. 401(k) Plan

By:	/s/ Johnna Seal
Johnna Seal
Plan Administrator

Date: June 19, 2018

II-1

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

II-2